FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 10 DATED NOVEMBER 12, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015 and Supplement No. 9 dated October 22, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose information regarding the acquisition of two multifamily communities.

Spalding Crossing

On September 24, 2015, we, through a wholly owned subsidiary, purchased a multifamily community located in Atlanta Georgia (“Spalding Crossing”) from an unaffiliated seller. Spalding Crossing contains 252 units located on an approximately 11-acre site with amenities, including but not limited to a saltwater pool, fitness center, car care center, clubhouse with business center, and electric car charging station. Spalding Crossing encompasses approximately 249,320 rentable square feet. Spalding Crossing was constructed in 1995 and is currently 94% leased.

The contract purchase price for Spalding Crossing was approximately $41.0 million, excluding closing costs. We funded the purchase price with proceeds from this offering. We believe that Spalding Crossing is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to Spalding Crossing. We intend to renovate the common amenities, install washers and dryers in all units and upgrade the unit interiors.

Portland Property

On October 29, 2015, we, through a wholly owned subsidiary, purchased a multifamily community located in Portland, Oregon (the “Portland Property”) from an unaffiliated seller. The Portland Property contains 188 units located on an approximately 11-acre site with amenities, including but not limited to a pool, picnic and barbeque area, two fitness centers and covered parking. The Portland Property encompasses approximately 175,520 rentable square feet. The Portland Property was constructed in five phases from 1968 to 2006 and is currently 96% leased.

The contract purchase price for the Portland Property was approximately $32.8 million, excluding closing costs. We funded the purchase price with proceeds from this offering. We believe that the Portland Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Portland Property. We intend to upgrade and expand the common area features, renovate the unit interiors and install (as needed) washers and dryers.